Exhibit 99.1

PainReform Highlights Surgical Advantages of PRF-110

Studies demonstrate unique benefits of PRF-100 beyond analgesic activity

PRF-110 addresses potential concerns in the local administration of anesthetic related to wound healing and suture integrity that are commonly involved in surgical procedures

HERZLIYA, Israel – October 19, 2020 – PainReform Ltd. (NasdaqCM: PRFX) (“PainReform” or the “Company”), a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided an update on the reported surgical benefits of PRF-110. The studies address potential concerns that local administration of anesthetic might have negative effects on wound healing and suture integrity. These benefits are in addition to the previously reported clinical benefits observed in prior trials, which included up to 72 hours of post-operative pain reduction and no reported serious adverse events.

PRF-110, the Company’s lead drug candidate, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The company is now advancing PRF-110 into Phase 3 pivotal studies in bunionectomy and hernia repair.

Key surgical benefits observed to date, include:

●	PRF-110 does not alter the integrity of common surgical devices, such as sutures and meshes used to in a large variety of surgical procedures

●	PRF-110 does not interfere with normal macro and microscopic wound healing of surgical incisions in soft tissue and bone models

●	PRF-110 does not alter the tensile strength of healed skin at the surgical sites in an animal study mimicking real surgical procedures

These benefits were observed in two studies—one on sutures and surgical mesh in the presence of PRF110 and one for the healed tissue tensile strength. In the first study, “Assessment of the Effect of PRF-110 on the Mechanical Surgical Meshes and Surgical Sutures,” no statistically significant difference was found between the mechanical properties (breaking force and elongation) for either sutures or surgical meshes in the non-treated versus the PRF-110 treated groups.

In the second study, “Potential Effects Assessment of Local Anesthetic PRF-110 on Wound Healing in Domestic Swine,” the objective of the study was to evaluate and compare the potential effects of PRF-110 and ropivacaine on the healing of a full-thickness skin wound that extends into the underlying muscle in pigs. The study results suggest that PRF-110 does not have a detrimental effect on the mechanical properties of healed incision 14 days post-surgery based on the comparison.

Dr. Ehud Geller, Chairman of the Board, commented, “We believe PRF-110 offers significant advantages over systemic administration of pain medications, which we believe has significantly contributed to the opioid epidemic. Moreover, while other companies have pursued local administration of anesthetics, these approaches have raised concerns with the FDA regarding post-surgical product safety in general and, specifically, potential deviations from normal post-surgical wound healing. In contrast, PainReform conducted extensive studies with its lead compound PRF-110 to deal with various aspects of wound healing and its related safety aspects. One of the major advantages of PRF-110 is that in addition to ropivacaine, a well-known and safe drug, it is composed entirely of materials that have been designated by the FDA as Generally Regarded as Safe (GRAS), thereby significantly reducing the likelihood of untoward local tissue reactions. We believe these studies validate unique and important aspects of our approach beyond analgesic activity, as it relates to the anticipated performance of PRF-100 in addressing challenging physical and wound healing requirements.”

“Given both the localized and extended pain relief demonstrated in our prior clinical trials, up to 72 hours of substantial post-operative pain relief, combined with the demonstrated safety and wound healing advantages versus competing products, assuming our Phase 3 trial is successful, we believe PRF-110 has the potential to become standard-of-care within the $12 billion post-operative pain treatment market (Persistence Market Research, 2018). Importantly, we believe the inherent advantages of PRF-110 will contribute to increased uptake and administration by surgeons as an alternative to systemic pain medication, which we believe will also play an important role in addressing the global opioid pandemic.”

As previously reported, PRF-110 provided substantial pain reduction for up to 72 hours post-operatively the in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair). A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine, alone. As indicated in the FDA approved drug description for ropivacaine, such drug provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS by the FDA, mitigating many potential safety issues that are common in drug development. In a phase 1 safety study conducted in Israel, healthy volunteers were treated with subcutaneous PRF-110. In that study no serious adverse events were noted and PRF-110 showed prolonged pain reduction when the subjects were tested for their responses to mild or moderate pain stimuli.

About PainReform

PainReform is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to PainReform’s proposed clinical trials. Words such as “expects,” “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the clinical trials discussed above will be successfully completed. Completion of the proposed clinical trials are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, failure of the clinical trials, and the risk factors and other matters set forth in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC. PainReform undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com